Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 14 DATED DECEMBER 17, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”), as supplemented by Supplement No. 11, dated October 16, 2014, Supplement No. 12, dated November 25, 2014 and Supplement No. 13, dated December 3, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update to the section of the Prospectus titled “Risk Factors”

B.	To provide an update to the section of the Prospectus titled “Management”

C.	To provide an update to the section of the Prospectus titled “Conflicts of Interest”

A.	Update to the Section of the Prospectus Titled “Risk Factors”

The risk factor captioned “[w]e will compete with entities sponsored or advised by affiliates of our Sponsor for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations” on page 54 of the Prospectus is hereby superseded and replaced in its entirety with the following:

We will compete with entities sponsored or advised by affiliates of our Sponsor whether existing or created in the future, for opportunities to acquire, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as entities sponsored or advised by affiliates of our Sponsor are buying, financing or selling properties. In this regard, there is a risk that the Advisor will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of our Sponsor. Certain entities sponsored or advised by affiliates of our Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by entities sponsored or advised by affiliates of our Sponsor. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by entities sponsored or advised by affiliates of our Sponsor and these conflicts of interest may have a negative impact on our ability to attract and retain customers.

The Sponsor and the Advisor have agreed, subject to changes approved by the Conflicts Resolution Committee, that if an investment is equally suitable for IIT and us, until such time as all of the proceeds from our public offerings have been fully invested and except as noted below, we will have priority over IIT with respect to: (i) industrial properties (including all new stabilized, value add, and forward commitment opportunities, collectively “Core Industrial Investment Opportunities”) located in the U.S. or Mexico; (ii) debt investments related to industrial properties located in the U.S. or Mexico; and (iii) development of industrial properties (including all new speculative and build-to-suit opportunities, collectively, “Industrial Development Opportunities”) located in the U.S. or Mexico. When, from time to time, IIT has additional capital to deploy (either through the sale of assets or otherwise) into Core Industrial Investment Opportunities or Industrial Development Opportunities, our CEO and regional Managing Directors (who currently serve in similar positions at IIT) will determine in their sole discretion for which program the investment is most suitable by utilizing the Allocation Factors (as defined in “Conflicts of Interest—Conflict Resolution Procedures—Allocation of Investment Opportunities Among Affiliates and Other Related Entities”). Any such determinations above will be reported, at least quarterly, to our Conflicts Resolution Committee in order to evaluate whether we are receiving our fair share of opportunities.

In addition, DPF has priority over us and IIT (collectively, “IPT/IIT”) for all other (non-industrial) real estate or debt investment opportunities until such time as it is no longer engaged in a public offering and all of the proceeds from its public offerings have been fully invested. Further, in recognition of the fact that DPF also desires to acquire industrial properties and has a separate day-to-day asset acquisition team, the Sponsor and the Advisor have agreed, subject to changes approved or required by the Conflicts Resolution Committee, that (1) if an industrial property opportunity is a widely-marketed, brokered transaction, DPF, on the one hand, and IPT/IIT, on the other hand, may simultaneously and independently pursue such transaction, and (2) if an industrial property opportunity is not a widely-marketed, brokered transaction, then, as between DPF, on the one hand, and IPT/IIT, on the other hand, the management team and employees of each company generally are free to pursue any such industrial property opportunity at any time, subject to certain allocations if non-widely-marketed transactions are first sourced by certain shared employees, managers or directors.

B.	Update to the section of the Prospectus titled “Management”

The following supersedes and replaces the disclosure in Section H.3 of Supplement No. 11 and is inserted as a new subsection after the subsection captioned, “Management—Investment Committee” on page 85 of the Prospectus:

Management Committee

Our board of directors has delegated to the Management Committee the ability to review and approve certain non-affiliated asset dispositions, borrowings, leases and capital expenditures. The Management Committee is comprised of Messrs. Blumberg, Fazekas, McGonagle, Merriman, Mulvihill, Recknor, Reiff, Widoff, Wetzel and Zucker.

The Management Committee has the authority to approve all unaffiliated real property dispositions, provided that the sales price of any single disposition is less than $20.0 million, and the aggregate amount of dispositions approved by the Management Committee in any quarter does not exceed $50.0 million. Our board of directors, including a majority of the independent directors, must approve all asset dispositions for a sales price greater than $20.0 million. The Management Committee also has the authority to approve unaffiliated financing obligations with respect to any secured and unsecured debt, provided that the amount of any single borrowing does not exceed $100.0 million and the aggregate amount of borrowings approved by the Management Committee in any quarter does not exceed $100.0 million. The functions delegated to our officers and to the Management Committee are subject to an annual review by our board of directors to ensure that the delegation of authority remains appropriate.

C.	Update to the Section of the Prospectus Titled “Conflicts of Interest”

The following supersedes and replaces the disclosure in Section K of Supplement No. 11 as well as the disclosure under the caption “Allocation of Investment Opportunities Among Affiliates and Other Related Entities” on pages 122-123 of the Prospectus in order to reflect the current policy for the allocation of investment opportunities among us and affiliates and other related entities:

Allocation of Investment Opportunities Among Affiliates and Other Related Entities. Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, affiliated with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.

In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors and will consider whether under such factors the opportunity is equally suitable for us and another program affiliated with us, the Advisor or its affiliates. In determining whether or not an investment opportunity is suitable for us or another affiliated program, the Advisor shall examine, among others, the following factors as they relate to us and each other program (the “Allocation Factors”):

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•	The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as ERISA and FIRPTA, that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.

Except with respect to certain circumstances set forth below, in the event that our investment objectives overlap with those of another affiliate’s program and the opportunity is equally suitable for us and the affiliated program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more affiliated programs seeking to acquire similar types of investments shall be reasonable. This responsibility has been delegated to the Conflicts Resolution Committee. The Advisor is required to obtain and provide to our board of directors or the Conflicts Resolution Committee the necessary information to make this determination.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program affiliated with the Advisor or its affiliates may make the investment.

Notwithstanding the foregoing, the Sponsor and the Advisor have agreed, subject to changes approved by the Conflicts Resolution Committee, that if an investment is equally suitable for IIT and us, until such time as all of the proceeds from our public offerings have been fully invested and except as noted below, we will have priority over IIT with respect to: (i) industrial properties (including all new stabilized, value add, and forward commitment opportunities, collectively “Core Industrial Investment Opportunities”) located in the U.S. or Mexico; (ii) debt investments related to industrial properties located in the U.S. or Mexico; and (iii) development of industrial properties (including all new speculative and build-to-suit opportunities, collectively, “Industrial Development Opportunities”) located in the U.S. or Mexico. When, from time to time, IIT has additional capital to deploy (either through the sale of assets or otherwise) into Core Industrial Investment Opportunities or Industrial Development Opportunities, our CEO and regional Managing Directors (who currently serve in similar positions at IIT) will determine in their sole discretion for which program the investment is most suitable by utilizing the Allocation Factors listed above. Any such determinations above will be reported, at least quarterly, to our Conflicts Resolution Committee in order to evaluate whether we are receiving our fair share of opportunities.

In addition, DPF has priority over us and IIT (collectively, “IPT/IIT”) for all other non-industrial real estate or non-industrial debt investment opportunities until such time as DPF is no longer engaged in a public offering and all of the proceeds from its public offerings have been fully invested. Further, in recognition of the fact that DPF may seek to acquire industrial properties and industrial debt investments and has a separate day-to-day asset acquisition team, the Sponsor and the Advisor have agreed, subject to changes approved or required by the Conflicts Resolution Committee, that: (i) if an industrial property or industrial debt opportunity is a widely-marketed, brokered transaction, DPF, on the one hand, and IPT/IIT, on the other hand, may simultaneously and independently pursue such transaction; and (ii) if an industrial property or industrial debt opportunity is not a widely-marketed, brokered transaction, then, as between DPF, on the one hand, and IPT/IIT, on the other hand, the management team and employees of each company generally are free to pursue any such industrial property or industrial debt opportunity at any time, subject to certain allocation procedures if non-widely-marketed transactions are first sourced by certain shared employees, managers or directors.

While this is the current allocation process for allocating our Sponsor’s investment opportunities as between us, IIT and DPF, the Sponsor may at any time or from time to time revise this allocation procedure, subject to the confirmation by our Conflicts Resolution Committee that the proposed method for the allocation of investments by two or more affiliated programs seeking to acquire similar types of investments is reasonable. These allocation procedures may result in investment opportunities that are attractive to us being directed to IIT or DPF. In addition, the Sponsor (or its affiliates) may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by our Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets. For example, if our Sponsor sponsors an additional real estate fund that is exclusively or primarily focused on the acquisition of a particular asset class, we may agree, with the approval of a majority of our board of directors, including a majority of the independent directors, that such fund will have priority with respect to the acquisition of such asset class.

To the extent that an affiliate, the Advisor or another related entity becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such affiliate or such related entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of our board of directors, including a majority of the independent directors.

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